SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2006

GENESYS S.A.
(Exact name of registrant as specified in its charter)

L’Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                              .

Other Events

As previously disclosed in our Form 20-F filing with the SEC, we have received letters from several parties wishing to sell us licenses for certain methods and systems as to which those parties claim to hold patents.  We have received letters from A2D, L.P., an affiliate of Ronald A. Katz Technology Licensing, L.P., offering the license of certain of Katz’s patents and informing us of the potential applicability of those patents to certain of our Conferencing and Collaboration services. We continued to consider the matter raised in these letters and have had preliminary discussions with A2D, L.P.

On August 29, 2006, Genesys Conferencing was served with notice that a lawsuit was filed in the United States District Court for the Eastern District of Texas by Ronald A. Katz Technology Licensing, L.P. against three conferencing service providers, including Genesys Conferencing, alleging that the defendants’ “telephone conferencing systems that enable their customers to perform multiple-party meetings and various other functions over the telephone” infringe six of plaintiff’s patents. The complaint seeks undisclosed monetary damages, together with pre and post-judgment interest, treble damages for what is alleged to be willful infringement, attorneys’ fees and costs and injunctive relief.

We intend to vigorously defend ourselves against these claims. However, due to the inherent uncertainties of litigation, we are unable to predict the outcome of this matter, and an adverse outcome could have a material effect on our business, financial condition and results of operation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 30, 2006

GENESYS SA

By:	/s/ François Legros
Name: François Legros
Title: Chairman and Chief Executive Officer